EXHIBIT 21.1

LIST OF SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

1.	Stereographics Corporation - Incorporated in California

2.	ColorLink, Inc. - Incorporated in Delaware

3.	Digital Link LLC - Incorporated in California

4.	Digital Link II LLC - Incorporated in Delaware

5.	Real D International Godo Kaisha - Incorporated in Japan

6.	Real D Europe Limited - Incorporated in the United Kingdom

7.	RealD Hong Kong Limited - Incorporated in Hong Kong

8.	RealD Shanghai 3D Equipment Leasing Co., Ltd. - Incorporated in China

9.	RealD DDMG Acquisition, LLC - Incorporated in Delaware

10.	RealD Brasil Ltda. - Incorporated in Brazil